FILE #82-2877

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal informa [redacted] mits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal i [redacted] I you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604 [redacted] 5 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

02015775

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (ON SEDI): DAY 29 MONTH 01 YEAR 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRES[redacted] INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORA[redacted]: COSTE[redacted]

GIVEN NAMES: BRUCE

NO. / STREET / APT: 626 WEST PENDER ST. #707

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6B 1V9

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☑ UNITED STATES
☐ NASDAQ
☑ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	3,480,628	10/01/02	10		20,000	.08		3460628	D	
"	3,460,628	10/01/02	10		8,000	.08		3452628	D	
"	3,452,628	11/01/02	20		500,000	.08		2952628	D	
"	2,952,628	11/01/02	20		100,000	.05		2852628	D	
"	2,852,628	29/01/02	10		50,000	.09		2802628	D	
"	2,802,628	30/01/02	10		34,000	.09		2768628	D	
"	2,768,628	30/01/02	10		30,000	.09		2738628	D	

BOX 6. REMARKS

SUPPL

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

02 MAR 13 AM 8:41

dlw 3/14

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 31 MONTH 01 YEAR 02

FILE # 82-4986 (?)

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-660-4873), or write the Supervisor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 29 01 02 ON SEDI

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. STREET APT: 626 WEST PENDER ST. #707

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6B 1V9

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☑ UNITED STATES
  - ☐ NASDAQ
  - ☑ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	3,633,628	04	01	02	10		40,000	.08		3,593,628	01	
"	3,593,628	07	01	02	10		24,000	.08		3,569,628	01	
"	3,569,628	08	01	02	10		28,000	.08		3,541,628	01	
"	3,541,628	08	01	02	10		1,000	.08		3,540,628	01	
"	3,540,628	08	01	02	10		10,000	.08		3,530,628	01	
"	3,530,628	09	01	02	10		30,000	.08		3,500,628	01	
"	3,500,628	09	01	02	10		20,000	.07		3,480,628	01	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 31 01 02

FIN 2036 Rev. 95 / 2 / 22 H 8 — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE #82-2877

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (ON SEDI): DAY 29 MONTH 01 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. 626 STREET WEST PENDER ST. APT #707

CITY: VANCOUVER

PROV. B.C. POSTAL CODE V6B 1V9

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☑ UNITED STATES
  - ☐ NASDAQ
  - ☑ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	2738628	30/01/02	10		37,000	.09		2701628	01	
"	2,701,628	30/01/02	10		50,000	.09		2651628	01	
OPTIONS	3,890,000							3,890,000	01	
WARRANTS	7,344,667	13/01/02	71		3,000,000	.15		4,344,667	01	
RRSP.	502,415							502,415	11	

BOX 6. REMARKS

WARRANTS - 3,000,000 @ .15 EXPIRED JAN. 13/2002.

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 31 MONTH 01 YEAR 02

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE